RECEIVED NESTLÉ S.A.

2007 APR -5 A 8:28

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CORPORATE COMMUNICATIONS
DEPARTMENT

Registered Mail
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.



07022307

Vevey, 27 March 2007
FXP/uwu

SUPPL

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company"):

- Today's Press Release entitled

"Nestlé and The Coca-Cola Company have reached final agreement on their Beverage Partners Worldwide (BPW) joint venture "

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (e-mail: *francois-xavier.perroud@nestle.com*) should you have any questions.

Yours sincerely,

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

F.X. Perroud
Vice President

Encl.

AVENUE NESTLÉ 55, CH-1800 VEVEY (SWITZERLAND)
TELEPHONE +41(0)21 924 25 23, TELEFAX +41(0)21 922 63 24, WWW.NESTLE.COM



Nestlé

PRESS RELEASE

Nestlé and The Coca-Cola Company have reached final agreement on their Beverage Partners Worldwide (BPW) joint venture

Vevey, March 27, 2007 – Nestlé and The Coca-Cola Company today announced they have reached final agreement on refocusing the activities of their Beverage Partners Worldwide (BPW) joint venture. The agreement, which is subject to certain regulatory approvals and is expected to close by 30 April 2007, is a refined version of an earlier understanding reached in November 2006.

Under the terms of the agreement, BPW will cover the total ready-to-drink tea category worldwide except in the US and Japan. In this connection, Nestlé has licensed its Nestea and Enviga brands to The Coca-Cola Company in the US and to BPW for the rest of the world. As a result, both companies will be free to develop or acquire additional tea brands to compete on the US and Japanese markets, while BPW will be able to do the same in the rest of the world, to compete with other market players.

As agreed in November 2006, coffee will no longer be part of BPW's business and, consequently, Nescafé ready-to-drink coffee will be returned to Nestlé, and both Nestlé and The Coca-Cola Company will be free to compete in coffee beverages and non-tea functional beverages worldwide.

"A joint venture focused on the total ready-to-drink tea category, excluding the US and Japan, provides an opportunity to optimise value for all stakeholders," said Leslie Novos, CEO of BPW. "The redefined scope affords BPW the opportunity to grow existing and new brands consistent with a leadership agenda outside the US and Japan."

Beverage Partners Worldwide (BPW), a fifty-fifty joint venture held by Nestlé and The Coca-Cola Company, was created in 2001 following a period of 10 years during which Nestlé and The Coca-Cola Company cooperated in a joint venture called Coca-Cola and Nestlé Refreshments (CCNR).

Contacts:	*Media:*	*François-Xavier Perroud*	*Tel.: +41-21-924 2596*
	Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*

END